UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 6, 2022

MASTEC, INC.

(Exact Name of Registrant as Specified in Its Charter)

Florida	001-08106	65-0829355
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 S. Douglas Road, 12th Floor

Coral Gables, Florida 33134

(Address of Principal Executive Office)

Registrant’s telephone number, including area code (305) 599-1800

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.10 Par Value	MTZ	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On September 6, 2022, MasTec, Inc. issued a press release to announce that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the previously announced acquisition of Infrastructure and Energy Alternatives, Inc. had expired. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release, dated September 6, 2022, related the expiration of the HSR waiting period

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MASTEC, INC.

Date: September 6, 2022	By:	/s/ Alberto de Cardenas
Alberto de Cardenas
Executive Vice President, General Counsel and Secretary

Exhibit 99.1

Contact: J. Marc Lewis, Vice President-Investor Relations 305-406-1815 marc.lewis@mastec.com	800 S. Douglas Road, 12th Floor Coral Gables, Florida 33134 Tel: 305-599-1800 www.mastec.com

For Immediate Release

MasTec and IEA Announce Expiration of Hart-Scott-Rodino Waiting Period for their Pending Transaction

Coral Gables, FL and Indianapolis, IN (September 6, 2022) MasTec, Inc. (NYSE: MTZ) (“MasTec”) and Infrastructure and Energy Alternatives, Inc. (“IEA”) (NASDAQ: IEA) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the previously announced acquisition of IEA by MasTec has expired.

The expiration of the HSR waiting period was a condition to the closing of the pending transaction. Completion of the transaction is expected in October 2022, subject to the satisfaction of the remaining customary closing conditions, including approval of the transaction by IEA stockholders.

About MasTec, Inc.

MasTec is a leading infrastructure construction company operating mainly throughout North America across a range of industries. MasTec’s primary activities include the engineering, building, installation, maintenance and upgrade of communications, energy, utility and other infrastructure, such as: power delivery services, including transmission and distribution, wireless, wireline/fiber and customer fulfillment activities; power generation, primarily from clean energy and renewable sources; pipeline infrastructure, including natural gas pipeline and distribution infrastructure; heavy civil; and industrial infrastructure. MasTec’s customers are primarily in these industries. The information contained on the Company’s website is not incorporated into this press release.

Forward Looking Statements

This press release contains a forward-looking statement regarding the expected timing of completion of MasTec’s acquisition of IEA. This statement is based on currently available information, but is subject to a number of uncertainties, including potential delays to the special meeting of the IEA stockholders to be called vote on the transaction and potential delays in, or failure to, satisfy the remaining conditions to closing of the transaction. We do not undertake any obligation to publicly update or revise this forward-looking statement after the date of this press release, except as required by applicable law.

Additional Information and Where to Find It:

This communication relates to a proposed acquisition of Infrastructure and Energy Alternatives, Inc. (IEA) by MasTec, Inc. (MasTec). In connection with the proposed acquisition, MasTec and IEA have filed, and intend to continue to file, relevant materials with the Securities and Exchange Commission (SEC). In that connection on August 29, 2022, MasTec filed with the SEC a Registration Statement on Form S-4, which includes a preliminary proxy statement of IEA and which also constitutes a preliminary prospectus with respect to the shares of common stock of MasTec to be issued in the proposed transaction. The information in the preliminary proxy statement/prospectus is not complete and may be changed. IEA will deliver the definitive proxy statement/prospectus to its stockholders as required by applicable law. This communication is not a substitute for the definitive proxy statement/prospectus that will be filed with the SEC in connection with the proposed business combination.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MasTec (when they become available) may be obtained free of charge at MasTec’s website at MasTec.com. Copies of documents filed with the SEC by IEA (when they become available) may be obtained free of charge on IEA’s website at iea.net.

Participants in the Solicitation:

IEA and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of IEA stockholders in connection with the proposed transaction and their interests in the transaction will be set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding IEA’s executive officers and directors is included in IEA’s annual report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 7, 2022 and IEA’s proxy statement for its 2022 annual meeting of stockholders filed with the SEC on March 23, 2022. These documents may be obtained free of charge at the SEC’s website, www.sec.gov, or IEA’s website, iea.net.